Sustainable Green Team, Ltd.

24200 CR-561

Astatula, FL 34705

August 10, 2023

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Julie Sherman
Jeanne Baker
Jessica Ansart
Katherine Bagley

Re:	Sustainable Green Team, Ltd. (the “Company”)
Application for Withdrawal of Registration Statement on Form 10-12(g)
Filed June 12, 2023
File No. 000-56510

Ladies and Gentlemen:

The Sustainable Green Team, Ltd. (the “Company”) hereby withdraws the above-referenced Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2023 and has not yet been declared effective by the Commission.

The Company is requesting withdrawal of the Registration Statement due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically 60 days after the initial filing date. As the Commission staff (the “Staff”) has comments concerning the Registration Statement that remain unresolved and the Company’s desire to revise the Registration Statement to address the Staff’s comments, the Company desires to prevent the Registration Statement from becoming effective prior to resolution of the Staff’s comments and completion of its review.

Sincerely,

/s/ Anthony J. Raynor
Anthony J. Raynor
Chief Executive Officer

cc:	Laura Anthony, Esq.